UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 29, 2019

We hereby inform as a Relevant Information Communication the notice made today by Graña y Montero S.A.A. disclosed in various media in relation of the Via Expresa Sur project.

NOTICE

In reference to the information disclosed in various media about the Via Expresa Sur project, we state the following:

The expansion of the Via Expresa is a priority project for the city and should be implemented as soon as possible.

The design and development of the project was proposed to the Metropolitan Municipality of Lima by our company following the current legal regulations and the contract was awarded on a regular basis. The concession contract was signed in 2013 and is still valid today, despite being suspended by agreement of both parties until June 2019.

The company is in full compliance with the obligations of the contract. The intention to reactivate the project and its subsequent withdrawal by the Municipality has no effect on the contract.

We want to emphasize that Graña y Montero's interest is that this important project becomes a reality to contribute to the well-being of thousands of citizens. We have requested a meeting with Mayor Muñoz to explore contractual options that allow the project to be executed without this implying that our company resigns to its contractual rights or necessarily executes the project.

The statements made by the representatives of Odebrecht does not change the company's legal situation or is in any way related to this project. The people mentioned in these statements will have to face the processes and, in case they were found guilty, the derived responsibilities.

Our commitment is to continue working for the development of the country and the region, and we hope to find a solution that allows the execution of the project.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: April 29, 2019